Exhibit 16

MARCONI PLC

FINANCIAL RESTRUCTURING

PROVISION OF INTERIM SECURITY, UNDERTAKINGS TO SUPPORT THE
RESTRUCTURING AND PAYMENT OF INTEREST

London, 13 September 2002 - Marconi plc (“Marconi”) (MONI) announces that, further to its announcement on 29 August 2002, interim security has been granted over the balance of the cash held in the lockbox accounts established in April 2002 (the “Secured Cash”). The initial balance of the Secured Cash (approximately GBP866 million) will fall as a result of cash releases to be approved in accordance with an agreed cash flow forecast.

As part of the grant of interim security, each of the members of the informal ad-hoc committee of bondholders has undertaken to enter into agreements to support the Restructuring.

Marconi confirms that it will make the payment on 16 September 2002 of accrued interest on Marconi Corporation plc’s eurobonds and other financial debt, contemporaneous with the payment of interest due on Marconi Corporation plc’s Yankee bonds. The payment of accrued interest on the eurobonds will be made by way of a payment to the eurobond trustee, to be held by the eurobond trustee in accordance with the trust deeds constituting the eurobonds pending completion of the Restructuring (as explained further below).

Provision of interim security

On 29 August 2002, Marconi announced that it had concluded non-binding indicative heads of terms (the “Heads of Terms”), which set out the principles for the financial restructuring of Marconi and its wholly owned subsidiary Marconi Corporation plc (“Marconi Corporation”) (the “Restructuring”). In its announcement on 29 August 2002, Marconi indicated that it had agreed that interim security would be granted to the Group’s syndicate banks, bondholders (including the bond trustees) and certain ESOP derivative providers. This interim security has now been put into place. The interim security has been provided to the Group’s syndicate banks and bondholders on pari passu basis, subject to the arrangements in favour of ESOP derivative providers who commit to support the Restructuring (see further details below).

The initial balance of the Secured Cash is approximately GBP866 million. Releases from the Secured Cash will be approved in accordance with an agreed monthly cash flow forecast for the period in which the interim security remains in place, so long as no enforcement event occurs. The agreed monthly cash flow forecast is consistent with the Marconi Group’s ability to satisfy its expected payment obligations arising in connection with the Restructuring (as described in the announcement of 29 August 2002).

Provision has been made for the interim security to be released in three circumstances:

•	15 business days after the launch of the schemes of arrangement of Marconi and Marconi Corporation unless, by that time, an aggregate of at least 39 per cent in principal amount of the Marconi Corporation banks and bondholders (but not including those bonds which are subject to the bondholder undertakings referred to below) have undertaken to support the Marconi Corporation scheme of arrangement.

Support from the above proportion of Marconi Corporation’s banks and bondholders, together with the bondholder undertakings referred to below, would result in banks and bondholders with approximately 49 per cent in aggregate principal amount of Marconi Corporation’s bank and bond debt having agreed to support the Restructuring of Marconi Corporation. In order for the Marconi Corporation scheme of arrangement to be approved, no less than 50 per cent of creditors present and voting at the scheme meeting must vote in favour of the scheme and such creditors must represent no less than 75 per cent by value of those creditors present and voting.

•	If any of the Group’s syndicate banks (or any affiliate thereof) precipitates an insolvency event of any material Marconi Group company.

•	Prior to voting on the Restructuring, in circumstances tied to the prospects of its successful completion.

The interim security is subject to various enforcement events. Such events include material breach or termination of the undertakings announced in April 2002 previously given by Marconi and Marconi Corporation as part of the restructuring negotiations; insolvency proceedings in relation to any material Marconi Group company; failure to achieve the Restructuring within the proposed timetable or the failure to meet the sensitised business plan in a material and adverse manner (or the likelihood of the same becoming evident). The occurrence of an enforcement event would materially prejudice the ability of Marconi Corporation to successfully complete the Restructuring.

Ancrane Limited (“Ancrane”), a wholly owned subsidiary of Marconi which holds eurobonds and Yankee bonds, will not benefit from the interim security.

ESOP arrangements

Provision has also been made for linked arrangements to be implemented for those of the ESOP derivative providers who commit to support the Restructuring (“participating ESOP derivative providers”). Up to GBP145 million may be set aside pending determination of any claims which the participating ESOP derivative providers may have against Group companies other than Marconi. These arrangements are in addition to the existing arrangements implemented as part of the Group’s recent disposal of its Strategic Communications business (where GBP25 million was set aside in an escrow account, as detailed below). Therefore a total of up to GBP170 million may be set aside pending determination of any claims which the ESOP derivative providers may have against Group companies other than Marconi.

Under the ESOP arrangements:

•	if the interim security is enforced or if the interim security in favour of the banks and bondholders falls away in either of the first two of the three security release circumstances referred to in “Provision of interim security” above, a rateable portion (up to a maximum of GBP145 million) of the remaining Secured Cash will be set aside pending determination of any claims which the participating ESOP derivative providers may have against Group companies other than Marconi; and

•	when the Restructuring becomes effective, cash of up to a maximum of approximately GBP145 million is to be segregated pending determination of the level of such claims (although the claims themselves will be released in connection with such segregation to allow the Restructuring to proceed).

The participating ESOP derivative providers will lose these rights if any ESOP derivative provider (or any affiliate thereof) precipitates an insolvency event.

The arrangements in favour of the participating ESOP derivative providers (“ESOP arrangements”) provide for monies to be set aside for the benefit of the participating ESOP derivative providers only to the extent that it is subsequently found by a court, or agreed between the relevant parties, that the participating ESOP derivative providers would have been able to recover amounts from existing and past subsidiaries of Marconi Corporation under existing intercompany funding arrangements relating to the Group’s prior ESOP hedging arrangements.

The ESOP arrangements do not have the effect of favouring claims which the ESOP derivative providers might otherwise have against Marconi under existing guarantees given by it in favour of the ESOP derivative providers. Rather, the ESOP arrangements implement a mechanism to resolve uncertainties as to whether and to what extent Marconi, Marconi Corporation, the trustee of the Marconi Group employee share option scheme or the participating ESOP derivative providers have claims against operating and other companies within the Marconi Group. Such companies are under the ownership of Marconi Corporation and, structurally, any such claims of the participating ESOP derivative providers, if determined to be valid, may rank ahead of claims against Marconi Corporation.

As part of the Group’s recent disposal of its Strategic Communications business, an additional GBP25 million was set aside in an escrow account pending determination of any claims which the Group’s ESOP derivative providers may have against the Strategic Communications companies. After the Restructuring has become effective, a portion of any unused balance of this escrow account will be paid into the ESOP escrow account created as part of the Restructuring.

Support for the Restructuring

As part of the grant of interim security, each of the members of the informal ad-hoc committee of bondholders (the “Bondholder Committee”) have undertaken to enter into agreements to support the Restructuring.

These undertakings may be terminated in circumstances where the interim security may be enforced, or if the terms of the Restructuring deviate from the Heads of Terms without the approval of the Bondholder Committee.

In connection with the grant of the interim security and the Bondholder Committee undertakings to enter into agreements to support the Restructuring, certain undertakings in relation to the interim security have been given by Marconi Corporation in favour of the Bondholder Committee (in addition to those announced in April 2002).

Payment of interest

In its announcement of 29 August 2002, Marconi indicated that as part of the Restructuring, interest on Marconi Corporation’s financial indebtedness accrued to 15 October 2002 would be paid as at that date. It was further indicated that, contemporaneous with the payment of interest due on Marconi Corporation’s Yankee bonds on 15 September 2002, accrued interest to that date would also be paid in relation to Marconi Corporation’s eurobonds and other financial indebtedness.

Instructions will be given for payment of interest on the Yankee bonds (for value on 16 September), as 15 September is not a business day. Instructions will also be given for payment (for value on 16 September) of interest accrued to 15 September 2002 on the eurobonds and other Marconi Corporation financial debt, even though such interest is not yet due. Accrued interest paid in relation to the eurobonds will be paid to the eurobond trustee to be held by the eurobond trustee in accordance with the trust deeds constituting the eurobonds, with the intention that it will be distributed to the holders of the eurobonds upon completion of the Restructuring. If the Restructuring were not to proceed, such interest will be paid when due in accordance with the eurobond trust deeds.

The interest payment to the eurobond trustee will not include the accrued interest payable to Ancrane. Ancrane’s portion of the interest will be paid to a third party as custodian of the relevant euroclear account. Ancrane will disclaim all rights to the interest paid to the eurobond trustee.

A further payment of accrued interest on the Yankee bonds, the eurobonds and other Marconi Corporation financial debt is expected to be made on or about 15 October 2002 in respect of the period from 15 September 2002 to 15 October 2002. As interest is not expressly due under the Yankee bonds and eurobonds on 15 October, 2002, such further interest payments will be effected in accordance with arrangements to be agreed with the relevant trustee. Such interest payments are provided for in the approved cash flow forecast referred to above.

Restructuring

Marconi and its advisers continue to work on completing Restructuring documentation based on the principles set out in the Heads of Terms. The formal documentation relating to the Restructuring will provide further details of (i) the distributions that the scheme creditors of Marconi and Marconi Corporation will receive on completion of the Restructuring, (ii) the schemes of arrangement to be implemented as part of the Restructuring, (iii) the equity and warrants to be received by shareholders of Marconi and (iv) the timetable for completion. It is currently expected that definitive documentation will be available during November 2002 and that the Restructuring will be completed before the end of January 2003.

ENDS/...

Notes to Editors

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly / David Beck
Public Relations
Marconi plc
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi plc
+44 (0) 207 306 1735
heather.green@marconi.com